

September 7, 2022

Lawrence Molloy
Chief Financial Officer
Sprouts Farmers Market, Inc.
5455 East High Street Suite 111
Phoenix AZ 85054

> **Re: Sprouts Farmers Market, Inc.**
> **Form 10-K for Fiscal Year Ended January 2, 2022**
> **Filed February 24, 2022**
> **Form 10-Q for Quarterly Period Ended July 3, 2022**
> **Filed August 3, 2022**
> **File No. 001-36029**

Dear Mr. Molloy:

We have limited our review of your filings to the financial statements and related disclosures and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for Quarterly Period Ended July 3, 2022

Item 2. Management's Discussion and Analysis
Results of Operations, page 25

1. To the extent inflation impacted your period over period results, please revise to describe and quantify, to the extent practicable, the specific impacts and offsetting factors. In this regard, we note from your Q1 2022 and Q2 2022 earnings calls, discussions pertaining to declining units per basket and increased pricing due to inflation. Additionally, when discussing your financial condition and changes in working capital, please explain any material changes due to inflationary impacts, such as rising costs per unit. Refer to Item 303(c) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Patrick Kuhn at (202) 551-3308 or Abe Friedman at (202) 551-8298 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services